PARKER POE ADAMS & BERNSTEIN L.L.P.

Attorneys and Counselors at Law

R. Douglas Harmon	June 10, 2005
Partner
Telephone: 704.335.9020
Direct Fax: 704.335.4485
dougharmon@parkerpoe.com

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Andrew Blume

Re:	Polymer Group, Inc.
Form 10-K for the fiscal year ended January 1, 2005
File No. 1-14330
Filed March 29, 2005
Form 10-Q for the quarterly period ended April 2, 2005

Ladies and Gentlemen:

On behalf of our client, Polymer Group, Inc. (“PGI” or the “Company”), we are submitting this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to PGI’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and filed with the Commission on March 29, 2005 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 and filed with the Commission on May 16, 2005 (the “Form 10-Q”).  The Staff’s comments were delivered by letter dated May 18, 2005 addressed to James L. Schaeffer, Chief Executive Officer of PGI, and signed by George F. Ohsiek, Jr., Branch Chief (the “Comment Letter”).

We offer the following responses to the Comment Letter.  To assist you in reviewing our responses, the numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter and the page numbers referenced below refer to the page numbers of the Form 10-K.  We note that these responses are being provided to you on or before June 10, 2005, rather than June 2, 2005 (as requested in the Comment Letter) based on your approval granted in our telephone conversation on May 25, 2005.

CHARLESTON, SC

COLUMBIA, SC

RALEIGH, NC

SPARTANBURG, SC

General

1.             The comment is noted, and PGI agrees to make all such revisions in future filings beginning with the Form 10-Q for the quarterly period ending July 2, 2005, as applicable.

Form 10-K for the Fiscal Year Ended January 1, 2005

Item 6. Selected Financial Data, page 17

2.             PGI agrees that it will not present income (loss) after income tax but before Chapter 11 reorganization items, extraordinary item and cumulative effect of change in accounting principle, or the related per share amounts in its future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

3.             PGI agrees to make the requested disclosure in future filings to the extent that revisions to its allowance for doubtful accounts receivable are material to pretax income.  PGI previously discussed in its Form 10-Q for the quarterly period ended July 3, 2004 the impact of the most significant adjustments in fiscal 2004 to its allowance for doubtful accounts in the quarter in which they were initially recorded.  We recognize the continuing applicability of your comment and agree that material revisions to the allowance for doubtful accounts will be appropriately discussed in the MD&A in future filings.

Liquidity and Capital Resources, page 27

4.             PGI agrees that it will not present in its future filings “Working capital, excluding current portion of long-term debt.”

Contractual Obligations, page 28

5.             The terms of the Senior Secured Bank Facility, as amended (the “Bank Facility”), require that on an annual basis, subsequent to year end, PGI perform a calculation of excess cash flows, as defined in the Bank Facility, with such excess cash flow applied to repayment of the Bank Facility.  Excess cash flow is generally calculated as 50% of the annual total of cash flows from operations adjusted for the effects of interest expense, income taxes, capital expenditures and changes in working capital in excess of debt payments made during such annual period.  As noted in the “Liquidity Summary” on Page 28 of the Form 10-K, PGI made optional repayments of $17.0 million on the first lien term loan portion of the Bank Facility, which amount was considered in the calculation of excess cash flow.  Had such optional debt payments not been made during fiscal 2004, an excess cash flow calculated payment of approximately $15.0 million would have been required subsequent to January 1, 2005.  Accordingly, based on the calculation generally described above, PGI was not obligated to make any excess cash flow payments with respect to fiscal 2004 and is not projected to make any such payments with respect to fiscal 2005 and it is not practical, with any degree of certainty, to project any such payments with respect to fiscal 2006 or beyond.  The debt payments due for fiscal 2005 reflected in the table of contractual obligations include $3.0 million of mandatory payments due under the Bank Facility, $0.4 million of payments related to other long-term debt, and $7.0 million of payments related to short-term debt.  Additionally, PGI agrees that in future filings it will discuss in the related notes to the table of contractual obligations and in the notes to the consolidated financial statements the excess cash flow provision of the Bank Facility, as amended.

Critical Accounting Policies and Other Matters, page 31

6.             PGI will revise future filings, as applicable, to expand the discussions of critical accounting policies and estimates to more clearly focus on the assumptions and uncertainties that underlie PGI’s critical accounting estimates.  Additionally, PGI will endeavor to discuss the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  PGI will also indicate in future filings the likelihood of additional asset impairments in the future.

Financial Statements

Consolidated Statements of Operations, page 39

7.             PGI agrees to remove the subtotal for “Other expense (income)” items in future filings.

Note 1.  Principles of Consolidation, page 42

8.             The general accounting disclosure related to investments in 20% to 50% owned affiliates included in “Note 1.Principles of Consolidation” to the consolidated financial statements referred to an investment in an entity that was immaterial to the consolidated balance sheets and statements of operations for each period presented.  PGI at January 1, 2005 did not have any assets or liabilities related to investments in 20% to 50% owned affiliates included in its consolidated balance sheet as such immaterial investment was fully written off in fiscal 2004.  Additionally, the Company does not have any continuing financial obligations or guarantees with respect to this entity.  PGI, as applicable, will remove in future filings the general disclosure related to investments in 20% to 50% owned affiliates accounted for by the equity method.

Note 2.  Accounting Policies and Financial Statement Information, page 42

9.             PGI confirms that its general inventory reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

10.           PGI agrees to provide in future filings cautionary disclosure in MD&A that PGI’s gross margins may not be comparable to others, since some entities classify shipping and handling costs in cost of goods sold and others include such costs in selling, general administrative expenses.

Note 4.   Fresh Start Accounting, page 56

11.           PGI agrees to provide, as applicable, additional disclosures of the methodologies and related assumptions used to determine reorganization value, including discount rates, tax rates, the number of years for which cash flows are projected and the method for determining terminal value.  As supplemental information, PGI’s revised “Note 4.Fresh Start Accounting” to the consolidated financial statements will be expanded to include the following additional disclosures:

Fresh-start accounting requires that the reorganization value of the Company be allocated to its assets and liabilities in conformity with SFAS No. 141, “Business Combinations.”  Such allocations have been reflected in the amounts included herein.  Based on the consideration of many factors and various valuation methods, the Company and its financial advisors determined the reorganization value of the Company as described in the Modified Plan.  The factors and valuation methodologies included the review of comparable company market valuations and the recent acquisition values of comparable company transactions as well as discounted cash flow models.  The discounted cash flow models utilized projected free cash flows for four future years, with such projected future free cash flows discounted at rates approximating the expected weighted average cost of capital (11.0% to 13.0%) plus the present value of the Company’s terminal value computed using comparable company exit multiples.  Projected free cash flows were estimated based on projected cash flows from operations, adjusted for the effects of income taxes at an effective rate of 39.0%, estimated capital expenditures and estimated changes in working capital.  The calculation of reorganization value of the Company was based on a variety of estimates and assumptions about future circumstances and events.  Such estimates and assumptions are inherently subject to significant economic uncertainties.

Note 5.   Business Restructuring and Asset Impairment, page 57

12.           PGI will revise its future filings to include all disclosures required by Paragraphs 26 and 47 of SFAS 144, as applicable, for each material asset impairment charge.  PGI will also discuss within MD&A, if material, the reasonably likely effects on future earnings and cash flows resulting from the charges, such as reduced depreciation expense.

Note 11.   Debt, page 61

13.           In conjunction with refinancing PGI’s debt in 2004, PGI’s majority shareholder exchanged approximately $42.6 million of the Company’s Convertible Subordinated Notes (the “Junior Notes”) it controlled for approximately $42.6 million of the Company’s Series A Convertible Pay-in-kind Preferred Shares (the “PIK Preferred Shares”).  The primary reason for the exchange by PGI’s majority shareholder was to assist the Company to strengthen PGI’s balance sheet and improve its leverage and interest coverage ratios in anticipation of the pending bank debt refinancing, which completed bank debt refinancing allowed the Company to reduce its annual cash interest costs by approximately 50%.  Also in 2004, pursuant to a tender offer, approximately $10.1 million of the Company’s Junior Notes were exchanged for approximately $10.1 million of the PIK Preferred Shares.  PGI did not recognize any gain or loss on the aforementioned $52.7 million exchanges of Junior Notes for PIK Preferred Shares as the fair market value of the two instruments were deemed to be approximately the same at the dates of exchange.  Evidence supporting the conclusion regarding the approximately equivalent fair values of these instruments is as follows:

•                                          The principal amount of the Junior Notes at the time of the exchange is equal to the face amount and the corresponding mandatory redemption value of the PIK Preferred Shares.

•                                          Both the Junior Notes and the PIK Preferred Shares are subordinated in right of payment to all existing and future indebtedness of the Company.

•                                          Both the Junior Notes and the PIK Preferred Shares convey to the holder the right to convert their holdings to shares of PGI’s Class A Common Stock at the identical stated conversion price of $7.29 per share.  As the Class A Common Stock at the dates of exchange traded at values substantially in excess of $7.29 per share, the in-the-money conversion privilege is considered the primary indicator of fair value.

•                                          Also, at any time prior to June 30, 2012, provided certain conditions have been met, the Company may elect to redeem the PIK Preferred Shares, which redemption price may be paid by the Company, at the option of the Company, in (i) cash, (ii) through the issuance of Class A Common Stock, or (iii) through a combination thereof.  At the dates of exchange, the aforementioned conditions had been met and the PIK Preferred Shares can be redeemed by the Company, with the expectation that they would be redeemed through the issuance of Class A Common Stock.

Per the guidance included in Paragraph 4 of FTB 80-1, the reacquisition price of the extinguished debt is to be determined by the value of the common or preferred stock issued or the value of the debt, whichever is more clearly evident.  As the conversion value to common stock, which was substantially in-the-money at the dates of exchange, is identical between the Junior Notes and the PIK Preferred Shares, their values should be approximately equivalent.  Additionally, per the guidance included in Paragraph 20 of APB 26, as the net carrying amount of the Junior Notes approximated the reacquisition value of the PIK Preferred Shares at the dates of exchange, no gain or loss has been recognized in the consolidated statements of operations.  PGI agrees that it will revise the disclosures in future filings to include an expanded summary of the aforementioned accounting for the exchanges of Junior Notes for PIK Preferred Shares.

Note 17.   Shareholders’ Equity, page 76

14.           The Class C dividend preference represents an immaterial potential cash outlay by the Company.  PGI will clarify in future filings the disclosure regarding the nature of the dividend preference of the Company’s Class C Common Stock.

Note 18.   Segment Information, page 76

15.           For all periods presented in the Form 10-K, the reconciling item between total segment depreciation and amortization to consolidated depreciation and amortization is the amortization of loan acquisition costs, included in interest expense, net.  PGI will revise the disclosure in future filings to provide a reconciliation from total segment depreciation and amortization to consolidated depreciation and amortization.

Note 19.   Foreign Currency and Other, page 79

16.           The majority of PGI’s foreign sales are made by international subsidiaries which, dependent upon qualitative factors as described in SFAS 52, have designated either the local currency or the U.S. Dollar as their functional currency.

For international subsidiaries which have the U.S. Dollar as their functional currency, local currency transactions are remeasured into U.S. Dollars, using current rates of exchange for monetary assets and liabilities.  Gains and losses from the remeasurement of such monetary assets and liabilities are reported in Foreign Currency and Other in the consolidated statements of operations.  Likewise, for international subsidiaries which have the local currency as their functional currency, gains and losses from the remeasurement of monetary assets and liabilities not denominated in the local currency are reported in Foreign Currency and Other in the consolidated statements of operations.  Additionally, currency gains and losses have been incurred on intercompany loans between subsidiaries, and to the extent that such loans are not deemed to be permanently invested, such currency gains and losses are also reflected in Foreign Currency and Other in the consolidated statements of operations.

PGI believes that operating income for the current period should be derived from a consistent application of remeasurement and translation for current period revenue and expense items at average rates for the period.  PGI further believes that impacts on currency resulting from such issues as (i) rate changes pertaining to prior period transactions, (ii) differences between period-end rates and average rates, (iii) global financing or cash planning decisions, or (iv) currency management strategies are not associated with the production and sale of goods in the current period and, accordingly, should not impact current period operating income.

PGI notes that it has been consistent in its financial presentation of the aforementioned foreign currency transactions and that such presentation is not dissimilar from the presentation employed by many other registrants who report foreign currency transactions and operating income in their statements of operations.  PGI agrees that it will expand its disclosures of foreign currency transactions in the notes to consolidated financial statements and MD&A and as industry practice may vary as to the classification of foreign currency transactions in the consolidated statements of operations, we will also provide cautionary disclosure in the MD&A that PGI’s operating income may not be comparable to others.

We have been advised by PGI, and requested by PGI to inform you, that PGI acknowledges that:

•                                          PGI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to PGI’s filings; and

•                                          PGI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ R. Douglas Harmon
R. Douglas Harmon

cc:	James L. Schaeffer, Chief Executive Officer, Polymer Group, Inc.
Willis C. Moore, III, Vice President and Chief Financial Officer, Polymer Group, Inc.
Daniel L. Rikard, Vice President and General Counsel, Polymer Group, Inc.